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                                                            Exhibit 99.3

                                                           [LOGO]

                                                             INVESTOR SERVICES
                       Computershare Trust Company of Canada
                                       100 University Avenue
                                            Toronto, Ontario
                                                     M5J 2Y1
                                      Telephone 416-981-9500 Canada
                                      Facsimile 416-981-9800 Australia
                                       www.computershare.com Channel Islands
                                                             Hong Kong
                                                             Ireland
                                                             New Zealand
                                                             Philippines
                                                             South Africa
                                                             United Kingdom
                                                             USA


July 24, 2001

To:   Alberta Securities Commission
      British Columbia Securities Commission
      Manitoba Securities Commission
      Office of the Administrator, New Brunswick
      Securities Commission of Newfoundland
      Nova Scotia Securities Commission
      Ontario Securities Commission
      Registrar of Securities, Prince Edward Island
      Commission des valeurs mobilieres du Quebec
      Saskatchewan Securities Commission
      Securities Registry, Government of the Northwest Territories Registrar of Securities, Government of the Yukon Territories Nunavut Legal Registry
      The Toronto Stock Exchange
      The New York Stock Exchange
      U.S. Securities & Exchange Commission

Dear Sirs:

Subject:        Celestica Inc.
--------        --------------

We confirm that the following English material was sent by pre-paid mail on July 24, 2001 to the registered shareholders of Subordinate Voting shares of the subject Corporation:

1.     Second Quarter Results

We also confirm that a copy of the above was mailed to all non-registered shareholders of the subject Corporation whose names appear on the Corporation's Supplemental Mailing List as defined in the Canadian Securities Administrators' National Policy Statement No. 41:

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,


Signed
Charmaine Mullings
Assistant Account Manager
Stock Transfer Services
(416) 263-9522
(416) 981-9800 Fax

c.c. Celestica Inc.